Exhibit 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	Percentage of Ownership
2020 Resources, LLC	Delaware	100%
2020 Resources (Canada) Ltd.	Alberta, Canada	100%
Foreland Refining Corporation	Texas	100%